

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2022

Kyle Floyd
Chairman and Chief Executive Officer
Vox Royalty Corp.
66 Wellington Street West, Suite 5300
Toronto, Ontario
Canada M5K 1E6

> **Re: Vox Royalty Corp.**
> **Form 40FR12B filed June 27, 2022**
> **File No. 001-41437**

Dear Mr. Floyd:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Response to Comments Dated July 21, 2022

General

1.   We note your assertion that "royalty, stream, and other interests" comprise approximately 74.6%, 77.7%, and 100% of the total assets of SilverStream SEZC, Vox Royalty Australia Pty. Ltd., and Vox Royalty Canada Ltd. (collectively, the "Owning Subsidiaries"). Please identify each constituent part of the numerators and denominators for your calculations. In your response, please also (i) explain why you believe each asset included in such numerators, including each asset comprising "other interests," is a qualifying asset under section 3(c)(9) of the Investment Company Act of 1940 (the "1940 Act"), and (ii) describe the intercompany debt referenced in your response letter, including its value (as that term is defined in section 2(a)(41) of the 1940 Act) and the counterparties. Please base these calculations on values, as that term is defined in section 2(a)(41) of the 1940 Act, as of the end of the last preceding fiscal quarter.

2.   Please describe and identify the value, as that term is defined in section 2(a)(41) of the

1940 Act, of each of the assets held by Vox Royalty Corp. (the "Company") on an unconsolidated basis, including the common shares (or other assets) representing the Company's interests in the Owning Subsidiaries. In your response, please specifically identify any qualifying assets under section 3(c)(9) that are directly held by the Company.

3. To the extent that you have concluded that (i) less than 100% of the assets held by each of the Owning Subsidiaries are qualifying assets under section 3(c)(9) and/or (ii) less than 100% of the assets held by the Company consist of the Company's interests in the Owning Subsidiaries and qualifying assets under section 3(c)(9), please explain your basis for concluding that "substantially all" of the businesses of the Owning Subsidiaries and the Company consist of owning or holding qualifying assets. In this regard, we note your assertion in the response letter that the described mix of assets and operations "are indicative of an issuer that would fall within the scope set forth by Section 3(c)(9) of the 1940 Act." Please explain.

4. It appears that most, if not all, of the royalties and streams held by the Owning Subsidiaries were entered into when mines were not producing, such that no metals could yet have been sold. It would, therefore, appear that any obligations acquired by the Owning Subsidiaries (*e.g.*, the obligation of the miner to deliver metals or revenue to the Owning Subsidiaries) do not relate to any sale of merchandise. Accordingly, the facts presented in your response do not appear to demonstrate a direct nexus between obligations acquired by the Owning Subsidiaries and the sale of any specific merchandise. To the extent you believe the exemption at section 3(c)(5)(A) is available to the Owning Subsidiaries (or the Company), please supplement your analysis to address each requirement of the exemption, including (i) what specific note, draft, acceptance, open accounts receivable, or other obligation has been acquired and (ii) how such an asset "represent[s] part or all of the sales price of merchandise, insurance, [or] services." Please also explain your analogy to *Royalty Pharma*, in light of the fact that, in that case, products sold could be matched to specific royalty obligations being purchased; whereas, here, no actual sales have been identified.

5. Reviewer's Note: Please upload documentation for the consultation with IM staff and that they provided recommended comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Corey Jennings, Special Counsel, at (202) 551-3258 or Michael Coco, Chief, at (202) 551-3253 with any questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate
Finance